

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

John Erb
Chief Executive Officer
CHF Solutions, Inc.
12988 Valley View Road
Eden Prairie, Minnesota 55344

      Re: CHF Solutions, Inc.
           Registration Statement on Form S-1
           Filed April 29, 2020
           File No. 333-237911

Dear Mr. Erb:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed April 29, 2020

Exhibits

1.   We note that in Exhibit 5.1, counsel only opines on 1,794,906 of the 6,726,506 shares of common stock registered. Please have counsel amend the legal opinion to opine on all of the shares of common stock registered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip D. Torrence, Esq.